SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 4)*

AllianceBernstein Holding L.P.
(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests
(Title of Class of Securities)

     01881G106
(CUSIP Number)

Gerald M. Lieberman
SCB Partners Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP NO. 01881G106	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. 01881G106	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**

_________________
* SCB Partners Inc. (“Partners”), a wholly-owned subsidiary of SCB Inc. (“SCB”), directly and beneficially owns 8,160,000 units of limited partnership interest of AllianceBernstein L.P. (“AB Units”) which are exchangeable into units representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding L.P. (“Holding Units”), subject to certain conditions. Prior to such exchange, Partners, as a holder of AB Units, is not entitled to any rights in respect of the Holding Units into which the AB Units are exchangeable. Such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D (as defined herein), the status of which, at this time, is not certain; accordingly, Partners and SCB disclaim any beneficial ownership of the Holding Units. If the exchange for Holding Units were completed, Partners, a wholly-owned subsidiary of SCB, would have the sole right to vote or to dispose of the Holding Units it received in such exchange.

** Partners, a wholly-owned subsidiary of SCB, directly and beneficially owns 8,160,000 AB Units which are exchangeable into Holding Units, subject to certain conditions. The number of Holding Units subject to exchange

CUSIP No. 01881G106	13D	Page 4 of 8

14	TYPE OF REPORTING PERSON CO

may be adjusted as described in Item 6 of the Schedule 13D. Because the exchange ratio of AB Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding AB Units also are entitled to exchange their AB Units into Holding Units. Were these other holders to exchange their AB Units at or prior to the time that Partners exchanged its AB Units, the percentage of Holding Units to be held by Partners would be reduced.

CUSIP No. 01881G106	13D	Page 5 of 8

        SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the units representing assignments of beneficial ownership of limited partnership interests (the “Holding Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership (f/k/a Alliance Capital Management Holding L.P.) (the “Issuer”). This Amendment No. 4 to Schedule 13D of the Reporting Persons amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on November 25, 2002 (“Amendment No. 1”), Amendment No. 2 to the Initial Schedule 13D, as amended by Amendment No. 1, filed on March 9, 2004 (“Amendment No. 2”) and Amendment No. 3 to the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, filed on December 23, 2004 (“Amendment No. 3"; the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), only with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

        All references in the Schedule 13D to “Alliance” or “Alliance Capital Management L.P.” are to AllianceBernstein L.P. (“AllianceBernstein”) and reflect the fact that Alliance Bernstein changed its name from “Alliance Capital Management L.P.” to “AllianceBernstein L.P.” effective February 24, 2006. Similarly, effective February 24, 2006, the Issuer changed its name from “Alliance Capital Management Holding L.P.” to “AllianceBernstein Holding L.P.”

Item 5.   Interest In Securities Of The Issuer.

        Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

        (a) and (b).

        At the close of business on February 23, 2007, Partners owned directly 8,160,000 units of limited partnership interest (“AB Units”) of AllianceBernstein which are exchangeable into Holding Units, subject to certain conditions as further described in Item 6 of the Schedule 13D. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, there were 84,724,789 Holding Units outstanding (assuming that Partners exchanged its 8,160,000 AB Units for Holding Units, there would be 92,884,789 outstanding Holding Units as of February 23, 2007). Accordingly, Partners may be deemed to beneficially own 3.2% of the total number of the outstanding AB Units and would be deemed to beneficially own 8.8% of the outstanding Holding Units were Partners to exchange its 8,160,000 AB Units for Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding AB Units are also entitled to exchange their AB Units into Holding Units. Were these other holders to exchange their AB Units at or prior to the time that Partners exchanged its AB Units, the percentage of Holding Units held by Partners would be reduced.

        Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the AB Units it holds. SCB does not directly beneficially own any AB Units. Both Partners and SCB disclaim any beneficial ownership of Holding Units into which the 8,160,000 AB Units held by Partners are exchangeable because such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6 of the Schedule 13D, the status of which, at this time, is not certain. If the exchange for Holding Units were completed, Partners would have the sole right to vote or to dispose of the Holding Units it received in such exchange, and SCB would not directly beneficially own any Holding Units.

        Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any AB Units or any Holding Units, other than (a) Michael L. Goldstein, who may be deemed to directly beneficially own 21,765 Holding

CUSIP No. 01881G106	13D	Page 6 of 8

Units, (b) Marc O. Mayer, who may be deemed to directly beneficially own 38,886 Holding Units and who holds a notional interest in 61,018 Holding Units held in trust for the benefit of AllianceBernstein employee deferred compensation plans (“Trust”), (c) Thomas S. Hexner, who may be deemed to directly beneficially own 35,965 Holding Units and who holds a notional interest in 39,002 Holding Units through the Trust, and (d) Gerald M. Lieberman, who may be deemed to directly beneficially own 120,259 Holding Units (which includes 72,000 Holding Units he has the right to acquire within the next 60 days under option plans) and who holds a notional interest in 61,514 Holding Units through the Trust. Mr. Goldstein has sole voting and dispositive power with respect to 21,765 Holding Units. Mr. Mayer has sole voting and dispositive power with respect to 38,886 Holding Units. Mr. Hexner has sole voting and dispositive power with respect to 35,965 Holding Units. Mr. Lieberman has sole voting and dispositive power with respect to 120,259 Holding Units.

        (c).

        On February 8, 2007, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and Alliance exercising Partners’ right to sell 8,160,000 AB Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, AllianceBernstein and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On February 20, 2007, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be February 23, 2007 and that the Exercised Units would be purchased by AXA Financial. On February 23, 2007, the sale of the Exercised Units to AXA Financial pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to AXA Financial was $91.385, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the 10 trading days ending on the fifth trading day following February 8, 2007.

        Except as set forth herein, during the last 60 days, no transactions in the Holding Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto other than (i) Marc O. Mayer, who on January 31, 2007 disposed of 603 Holding Units to the Issuer at a price of $90.09 per Holding Unit in a transaction exempt under Section 16 of the Act in payment of tax liability, and on February 8, 2007 invested a portion of an award that he received under an employee deferred compensation plan in Holding Units and, therefore, was deemed to have acquired 11,583 Holding Units at a price of $90.09 per Holding Unit and (ii) Gerald Lieberman, who on February 8, 2007 invested a portion of an award that he received under an employee deferred compensation plan in Holding Units and, therefore, was deemed to have acquired 16,685 Holding Units at a price of $90.09 per Holding Unit.

CUSIP No. 01881G106	13D	Page 7 of 8

APPENDIX A

        Appendix A is hereby amended as follows:

        With respect to Lewis A. Sanders, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with “Chairman; Chief Executive Officer; Chairman of the Executive Committee; Member of the Compensation Committee and Corporate Governance Committee**".

        With respect to Roger Hertog, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with “Vice Chairman Emeritus**".

        With respect to Marilyn G. Fedak, by deleting “Member of the Executive Committee” under the heading “Principal Occupation/Employment” and replacing it with “Head of Global Value Equities**".

        With respect to Thomas S. Hexner, by deleting “Member of the Executive Committee” under the heading “Principal Occupation/Employment” and replacing it with “Head of Bernstein Global Wealth Management**".

        With respect to Marc O. Mayer, by deleting “Member of the Executive Committee” under the heading “Principal Occupation/Employment” and replacing it with “Executive Managing Director of AllianceBernstein Investments, Inc.**"

        With respect to Arthur W. Fried, by deleting the text under the heading “Principal Occupation/Employment” and replacing it in its entirety with the following:

"Chairman Avi Chai Foundation 1015 Park Avenue New York, New York 10028".

        With respect to Gerald M. Lieberman, by deleting “Executive Vice President, Finance and Operations” and replacing it with “President and Chief Operating Officer.”

CUSIP No. 01881G106	13D	Page 8 of 8

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: February 27, 2007

SCB INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President

SCB PARTNERS INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President